UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2006            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

220 Bay Street, Suite 1405  Toronto, Ontario, Canada M5J 2W4

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended July 31, 2006.

2.

Management Discussion and Analysis for the period ended July 31, 2006.

3.

News Release dated September 28, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: October 2, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

Exhibits:

  99.1

Interim Financial Statements for the period ended July 31, 2006

  99.2

Management Discussion and Analysis for the year ended April 30, 2006

  99.3

News Release dated September 28, 2006